UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________________________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)
___________________________________

Marriott Vacations Worldwide Corporation

(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

57164Y107

(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

13G

CUSIP No. 57164Y107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,104,901
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,104,901
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,104,901
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON* IA, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Fir Tree Inc., a New York corporation (“Fir Tree”), relating to Common stock, par value $0.01 per share (the “Common Stock”), issued by Marriott Vacations Worldwide Corporation, a Delaware corporation (the “Issuer”), purchased by certain private investment funds for which Fir Tree serves as the investment manager (the “Funds”).

Item 1(a)                 Name of Issuer.

Marriott Vacations Worldwide Corporation

Item 1(b) Address of Issuer’s Principal Executive Offices.

6649 Westwood Blvd.

Orlando FL 32821

Item 2(a) Name of Person Filing.

Item 2(b) Address of Principal Business Office.

Item 2(c) Place of Organization.

Fir Tree Inc.
505 Fifth Avenue
23rd  Floor
New York, New York 10017
 A New York corporation

Fir Tree is the investment manager of the Funds, and has been granted investment discretion over portfolio investments, including the Common Stock held by the Funds.

Item 2(d) Title of Class of Securities.

Common stock, par value $0.01 per share (the “Common Stock”)

Item 2(e) CUSIP Number.

57164Y107

Item 3                     Reporting Person.

Fir Tree is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4                    Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5                     Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6                     Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7                     Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8                     Identification and Classification of Members of the Group.

Inapplicable.

Item 9                     Notice of Dissolution of Group.

Inapplicable.

Item 10                  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2014

FIR TREE INC.
By: /s/ James Walker
Name: James Walker
Title: Managing Director